UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Iroquois Valley Farmland REIT, PBC

(Exact name of registrant as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

708 Church Street, Suite 234,

Evanston, IL 60201

(Mailing Address of principal executive offices)

(847) 859-6645

Issuer’s telephone number, including area code

ITEM 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Warning: Forward-Looking Statements

This section includes “forward-looking statements,” meaning statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” or “we will.” The statement “We expect that global demand for food will grow” is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We expect that global demand for food will grow” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described in the “Risk Factors” section of our Offering Circular.

Consequently, the actual result of investing in the Company could (and almost certainly will) differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law.

GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

Warning: No Audit

None of the financial information in this discussion has been audited or reviewed by our independent auditors.

Historical Background

Before January 1, 2017, operations were conducted through Iroquois Valley LLC, which operated for more than ten years as a single entity. Effective January 1, 2017, Iroquois Valley LLC was restructured with its members assigning 99% of their membership interests to the Company and 1% to Iroquois Valley TRS, a wholly owned subsidiary of the Company. Thus, there are now three entities rather than one. However, the financial position and results of our operations (as a whole) on a consolidated basis have not changed.

Results of Operations

Below is a discussion of some important aspects of the results of our operations for two six-month periods: the six-month period ending June 30, 2021 (the “2021 Period”) and the six-month period ending June 30, 2020 (the “2020 Period”). Our discussion combines the operating results of Iroquois Valley LLC and Iroquois Valley REIT.

Revenues

Revenues from Leasing Activities

Revenues from leasing activities including reimbursements decreased $19,450 or 2% from $790,506 in the 2020 Period to $771,056 in the 2021 Period. The decrease was due primarily to a $26,864 decrease in lease reimbursement revenue. Approximately $16,000 of this decline was due to an overstatement of lease reimbursement revenue in 2020 caused by revenue getting booked as lease reimbursement instead of rental revenue. The remainder of the decline, approximately $10,000 is because we did not invoice one property that is currently for sale, and we are restructuring the lease payments on another. As of the end of the 2021 Period, we had 48 farms under leases having terms of three (3) months to ten (10) years remaining. This compares to 44 farms under leases as of the end of the 2020 Period.

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Revenues from Lending Activities

Revenues from financing organic farmland increased $126,227 or 40% from $314,677 in the 2020 Period to $440,904 in the 2021 Period. This increase was due to a larger balance of long-term loans. As of the end of the 2021 Period, we had 40 loans with a net balance of $15,834,256. This compares to 31 loans with a net balance of $13,766,355 as of the end of the 2020 Period.

Grant Revenue

We are the beneficiary of several grants. Under the terms of the grants, the Company receives reimbursements for certain expenses. Grant revenue for the 2021 Period was $70,945 compared to approximately $141,432 for the 2020 Period. The $70,487 or 50% decline was due the to the expiration of one of our grants.

Operating Line of Credit Interest Income

Operating line interest income for the 2021 Period was $51,361 compared to $18,812 for the 2020 Period. The $32,549 or 173% increase was due to a larger balance of operating lines of credit. As of the end of the 2021 Period, we had eight loans with a net balance of $1,561,914. This compares to four with a net balance of $657,146 as of the end of the 2020 Period.

Crop Income

Crop income increased $31,117 or 124% from $25,000 for the 2020 Period to $56,117 for the 2021 Period. The increase was due to a large payout from our crop share farm.

Other Income

Other Income increased $2,026 or 4% from $47,494 in the 2020 Period to $49.520 in the 2021 Period. Other Income derives from interest on cash balances, wind lease rights and other property usage rights. These revenues are not our core business. Other income also includes fees collected as part of the farmer diligence and investment process.

Expenses

Overview of Expenses

The leases in our portfolio are structured as triple-net leases, under which the tenant is responsible for substantially all of the property-related expenses, including taxes, maintenance, water usage and insurance either directly or as reimbursement under the terms of the lease. We do occasionally cover expenses associated with major capital improvements, with such expenses increasing the rental cost of the farmland. Similarly, our mortgage loan assets have limited direct costs given the nature of a loan asset.

Thus, the cash expenses associated with our operations mainly consist of employee expenses, general and administrative expenses, and professional fees associated with managing the portfolio rather than the assets directly. We expect to incur costs associated with employing our personnel, investment due diligence, marketing and promotion, dues and subscriptions, consulting fees, legal fees, and accounting fees. We believe that our operational platform is scalable and do not expect to see expenses grow at rates equivalent to those of our assets. We believe that we will be able to achieve economies of scale as our farmland portfolio grows and as our investment portfolio increases over-time. This will enable us to reduce our operating cost as a percentage of assets.

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2021 Expenses

Our total operating expenses increased by $257,194 or 25%, from $1,045,603 in the 2020 Period to $1,302,797 in the 2021 Period. The increase was mainly due to increases in employee expenses, general and administrative expenses, real estate taxes, and professional fees. Specific items include:

•	Employee expenses increased $176,815 or 42%, from $417,845 in the 2020 Period to $594,660 in the 2021 Period. The increase was due to an increase in headcount from 11 employees in the 2020 Period to 14 employees in the 2021 period, and salary increases.
•	Office expenses increased $4,137 or 15%, from $27,437 in the 2020 Period to $31,574 in the 2021 Period. The increase was due primarily to the purchase of computer equipment.
•	General and administrative, net increased $23,554 or 41% from $57,780 in the 2020 Period to $81,334 in the 2021 Period. The increase was due primarily to an increase in training expense and dues and subscriptions expense.
•	Provision for bad debt and loan losses incorporated a bad debt recovery of $(5,830) for the 2021 Period vs. a bad debt expense of $(6,198) for the 2020 Period. The 2021 Period recovery was due mainly to a $16,178 decrease in the operating line receivable reserve offset by a $4,091 increase in accounts receivable reserve and a $6,257 increase in mortgage interest receivable reserve.
•	Farm expenses increased $1,369 or 23% from $5,956 in the 2020 Period to $7,324 in the 2021 Period.
•	Soil restoration pool expenses increased $4,255 or 17% from $25,728 in the 2020 Period to $29,982 in the 2021 Period. The increase is due to the increased sale of Soil Restoration Notes which directly impacts the size of the soil restoration pool expenses.
•	Conservation and Innovation Grant (“CIG”) farmer benefit payments declined by $1,500 or 100% from $1,500 in the 2020 Period to $0 in the 2021 Period. The decline was due to a cap on CIG payments allowed by the 2016 NRCS CIG (see discussion below).
•	Professional fees increased by $22,257 or 9% from $252,154 in the 2020 Period to $274,411 in the 2021 Period. Professional fees include accounting, legal and consulting fees. The increase was due primarily due to $11,643 increase in accounting fees, and a $26,610 increase in appraisal feels offset by a $12,606 decline in consulting fees.
•	Real estate taxes increased $23,211 or 16% from $144,345 in the 2020 Period to $167,556 in the 2021 Period. The increase is due to a greater number of owned properties for which taxes are paid.
•	Insurance increased $6,260 or 36% from $17,365 in the 2020 Period to $23,625 in the 2021 Period due mainly to higher levels of coverage.
•	Depreciation and amortization increased $2,670 or 3% from $95,491 in the 2020 Period to $98,161 in the 2021 Period due to the addition of more depreciable assets.

Interest Expense

Interest expense increased $135,089 or 73% from $185,506 in the 2020 Period to $320,596 in the 2021 Period. Approximately $62,000 of the increase was due to an increase in mortgage interest expense and approximately $73,000 of the increase was due to an increase in unsecured note interest expense.

Conservation Innovation Grants

In 2016, we were awarded a $944,615 grant by the National Resources Conservation Service (“NRCS”), a division of the United States Department of Agriculture. The grant became effective on December 2, 2016 and ran through September 30, 2020. Under the terms of the grant, we received reimbursement for certain expenses associated with the Soil Restoration Notes offerings, soil development and soil health measurement. Given the contingent nature of the grant (reimbursements only made after we incur expenses related to the grant) we did not record the full grant amount as an asset related to future reimbursement payments. Instead, we recorded grant revenue after incurring expenses related to grant activities. We were reimbursed by the USDA on a monthly basis.

In 2019, we were awarded a new $1.4 million CIG by the NRCS. The grant became effective May 28, 2020 and will run through May 28, 2023. Under the terms of the grant, we receive reimbursement for certain expenses associated with increasing capital flow to farmers, and other qualified expenses.

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Liquidity and Capital Resources

We are seeking to raise up to $50,000,000 through the sale of our common stock, pursuant to the Offering Statement initially “qualified” by the Securities and Exchange Commission on May 3, 2019, and as amended from time-to-time. From January 1 through June 30, 2021, we raised $5.2 million from this offering.

Separately, we have raised capital through the sale of unsecured promissory notes denominated as “Soil Restoration Notes.” We began issuing unsecured notes in 2015 and the amount outstanding, following three separate offerings of Soil Restoration Notes, was $13,782,000 as of June 30, 2021. The most recent Soil Restoration Notes available for purchase by eligible investors have a 2.25% annual interest payment (cash pay semi-annually) and mature five years from the date of issuance. In addition to making interest payments to holders of the Soil Restoration Notes, the Company commits an additional 0.5% annual interest from the Soil Restoration Notes to our Soil Restoration Pool—a unique and important financial support for organic farmers who are building soil health. The rates and maturities of the full complement of these unsecured notes vary by issuance and series. We intend to continue issuing Soil Restoration Notes and/or similar debt products to partially meet future cash needs.

Our main cash requirements relate to operating expenses and commitments associated with outstanding borrowings. We do not have any ongoing equity payment obligations except those that arise out of earnings and profits distributions as required under REIT tax law. Approximately one-third of our shareholders are enrolled in our Dividend Reinvestment Program (“DRIP”). With the DRIP, cash dividends paid to participating shareholders are reinvested in our stock.

Our liquidity needs consist primarily of cash needed for organic farmland investments and borrowing obligations. Consistent with historical operations we intend to acquire additional farmland and provide financing backed by farmland. We also have to service debt obligations, making principal and interest payments on existing debt and any additional debt we may incur. On a selective basis we may make capital expenditures on owned farmland but have no such committed capital at this time. We plan to meet our long-term liquidity requirements through funding from this offering, cash-flow from operations and the issuance of secured and unsecured borrowings. Revenue has historically been sufficient to meet the needs of operating expenses.

During April 2020, the Company received a $103,528 Paycheck Protection Program (PPP) loan from the U.S. government for COVID-19 financial relief. We were informed by the SBA that businesses that are primarily engaged in owning or purchasing real estate and leasing it for any purpose are not eligible for forgiveness of the loan. Therefore, principal and interest payments on the PPP loan will be made in equal installments after a 10 month deferral period, as defined in the CARES Act. Principal payments of approximately $77,500 and $26,000 are due for the years ending December 31, 2021 and 2022, respectively.

We currently have $4.5 million of availability under revolving lines of credit from three different lenders. We currently do not have any funds borrowed on these lines. We primarily use these lines of credit to fund organic farmland investments, both direct real estate investments and loan financings. In the past, we have used proceeds from our private offerings (both equity and unsecured debt) to repay the line of credit borrowings.

Non-GAAP Financial Information

FFO

The National Association of Real Estate Investment Trusts (“NAREIT”) developed funds from operations (“FFO”) as a relative non-GAAP supplemental measure of operating performance of an equity REIT to recognize that income-producing real estate historically has not depreciated on the same basis as determined under GAAP. FFO, as defined by NAREIT, is net income (computed in accordance with GAAP), excluding gains or losses from sales of property and impairment losses on property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The table below presents FFO and FFO per share for the 2021 Period and the 2020 Period.

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Net Income (Loss)	$(135,805)	$114,733
Net gain on sales of real estate	51,691	11,186
Depreciation and amortization	98,161	95,491
FFO	$(89,335)	$199,038
Number of shares outstanding	95,024.250	70,039.630
FFO per Share	$(0.094)	$2.84

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Trend Information

Overview

The main factors affecting our operating results include demand for both organic and conventional food, the overall farm economy in the markets in which we own and finance farmland and our ability to control expenses and losses. Additionally, it should be noted that as a public benefit corporation the management team and board may weigh a multitude of factors when making decisions that could impact our financial performance and results.

Demand for Food

We expect that global demand for food (both conventional and organic) will grow, driven by the overall growth and increasing purchasing power of the global population. This growth is coming concurrent with a reduction in total farmland acres in developed nations caused by competing uses of land and environmental degradation. Some developing nations are expected to see increases in acres under agricultural production, but at growth rates significantly below those of the global population. These long- term macro trends create an overall favorable environment for agricultural production and farmland values. We expect these overall market conditions to benefit our farmers and our underlying asset base.

Growth trends in organic food are driven by consumers desire to eat food that is both better for personal health and better for the environment. Promoting healthy lifestyles is a common refrain with both public and private organizations. Additionally, millennial consumers tend to be more focused on food as a factor for personal health and a healthy environment than prior generations.

Conditions in Our Farmland Markets

The overall farmland market is dominated by existing farm owners and operations, many of whom are family operators. This is true generally across the U.S. and within the markets we operate. As such, the underlying value of the overall farmland market and the markets of the regions in which we operate is largely dependent on the prices farmers are able to achieve from farm production. The economic health of producers and the overall farm economy, including the value of land, is largely driven by conventional agricultural output prices.

Changes in the value of farmland may have an impact on the value of our portfolio despite our business being focused on organic farmland. The overall value of the portfolio, and potentially the ability of our tenants and borrowers to obtain sources of capital for operations or equipment, is often based on the value of owned farmland and related assets.

Cash Balance

Investor interest in our note and stock offerings has been high, leading to a large cash balance for the 2021 period. We expect to deploy much of this cash by year end by investing in real estate and mortgage investments. So, deploying this cash will lead to increases in revenue.

Public Benefit Corporation Considerations

The Company is a public benefit corporation. Pursuant to our Certificate of Incorporation, our stated public benefit is enabling healthy food production, soil restoration, and water quality improvements through the establishment of secure and sustainable farmland access tenures.

The main way we achieve our public benefits is by leasing or financing farmland to organic family farmers that are using sustainable agricultural practices. Our main differentiating factor compared to more traditional landowner/lender/farmer relationships is that once we start working with a farmer, our goal is to keep working with that same farmer so long as he or she desires to keep the relationship intact. This will manifest itself in at least two ways.

First, we might accept lower financing rates upfront to facilitate the transition to organic certification. Under such circumstances, we look to recoup those lower rates at the back-end of a long-term lease, in some cases through lease payments tied to farmer revenues. We believe this non-traditional lease structure still reflects an overall market rate of return but is better structured to support to the needs of the farmer.

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Second, given our commitment to a given farm family, we are first going to seek reasonable compromises with a tenant or borrower if and when a farmer becomes delinquent on payments. Such resolutions may not solely consider shareholders best interests but do further strengthen our farmer relationships. Ultimately, we believe that establishing and developing outstanding farmer relationships will allow us to work with premium farm operators thereby reducing overall payment risk despite individual decisions that in isolation may appear to be farmer friendly.

Other trends in our portfolio reflect this drive for long term relationships as well, including for example, our willingness to make multiple farmland investments with a single farmer, and the debut of our new operating line of credit product in response to demand from our farmers.

Investors should understand that unlike a traditional corporation, the Company is not focused solely on profits, either short-term or long-term. Profits are important, but we try to balance profit-seeking with our public benefit goals.

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Iroquois Valley Farmland REIT, PBC

Consolidated Financial Statements

'For the six months ended June 30, 2021 and June 30, 2020; and the 12 months ended December 31, 2020

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Iroquois Valley Farmland REIT, PBC

CONSOLIDATED BALANCE SHEETS

June 30, 2021 and June 30, 2020; and December 31, 2020

ASSETS	June 30, 2021	June 30, 2020	Dec 31, 2020

Investments in real estate, at cost:
Land	$48,736,599	$41,616,126	$44,746,626
Land improvements, machinery and equipment	2,302,112	1,858,306	2,125,126
Buildings and building improvements	1,260,622	1,191,465	1,338,749

Total investment in real estate	52,299,333	44,665,896	48,210,501
Less accumulated depreciation	1,072,572	945,499	1,042,009

Net investment in real estate	51,226,761	43,720,397	47,168,492

Cash and cash equivalents	8,803,191	(76,681)	3,559,309
Accrued income	92,480	111,214	117,480
Accounts receivable, less allowance for doubtful accounts of $174,767 and $198,271 and $170,676 at Jun 30, 2021, Jun 30, 2020 and Dec 31, 2020 respectively	641,935	622,211	540,325
Prepaids and other assets	398,355	323,874	146,311
Mortgage interest receivable, less allowance for doubtful accounts of $32,239 and $44,025 and $25,982 at Jun 30, 2021 and Jun 30, 2020 and Dec 31, 2020 respectively	101,306	90,185	107,563
Mortgage notes receivable, net of deferred origination fees and loan loss of reserves of $92,750 and $61,000 and $157,577 at Jun 30, 2021 and Jun 30, 2020 and Dec 31, 2020 respectively	15,834,256	13,766,355	15,409,433
Operating Lines of Credit receivable less loan loss reserves of $15,584 and $0 and $31,762 at Jun 30, 2021 and Jun 30, 2020 and Dec 31, 2020 respectively	1,561,914	657,146	1,810,163

Total other assets	27,433,438	15,494,304	21,690,584

Total assets	$78,660,199	$59,214,701	$68,859,076

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$406,611	$417,381	$354,440
Note payable, payroll protection program	103,528	103,528	103,528
Other current assets	96,644	7,154	–
Deferred income	67,736	68,495	–
Line of credit	–	100,000	–
Mortgages payable	5,604,298	3,232,221	3,513,729
Notes payable, unsecured	19,312,000	15,798,475	16,480,000

Total liabilities	25,590,817	19,727,253	20,451,697

STOCKHOLDERS' EQUITY

Controlling interests	52,698,969	39,137,448	48,036,966
Non-controlling interests	370,413	350,000	370,413

Total equity	53,069,382	39,487,448	48,407,379

Total liabilities and stockholders' equity	$78,660,199	$59,214,701	$68,859,076

See notes to financial statements

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Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF INCOME

For the six months ended June 30, 2021 and June 30 2020; and the 12 months ended December 31, 2020

			Audited
	Six Months	Six Months	12 Months
	Ended	Ended	Ended
	June 30, 2021	June 30, 2020	Dec 31, 2020

Revenue
Rental income	$718,160	$710,746	$1,568,599
Lease reimbursement	52,896	79,760	–
Mortgage interest income	440,904	314,677	754,203
Grant revenue	70,945	141,432	260,179
Operating line interest income	51,361	18,812	61,498
Crop income	56,117	25,000	–
Other income	49,520	47,494	53,377

Total revenue	1,439,902	1,337,922	2,697,856

Operating expenses
Employee expenses	594,660	417,845	971,877
Office expenses	31,574	27,437
General and administrative, net	81,334	57,780	255,292
Provision for bad debts and loan losses	(5,830)	(6,198)	40,949
Farm expenses	7,324	5,956	–
Soil restoration pool	29,982	25,728	–
CIG farmer benefit	–	1,500	–
Professional fees	274,411	252,154	470,984
Real estate taxes	167,556	144,345	172,157
Insurance	23,625	17,365	41,126
Impairment of investment in real estate	–	–	–
Depreciation and amortization	98,161	95,491	198,279

Total operating expenses	1,302,797	1,039,404	2,150,664

Operating income	137,105	298,518	547,192

Interest expense	320,596	185,506	442,394

Net income (loss) before net gain on sales of real estate	(183,490)	113,012	104,798
Net gain on sales of real estate	(51,691)	(11,186)	(11,185)
Income Taxes	4,006	9,465	–

NET INCOME (LOSS)	(135,805)	114,733	115,983

Net Income (loss) attributable to noncontrolling interests	–	–	10,431

Net Income (loss) attributable to controlling interests	$(135,805)	$114,733	$105,552

See notes to financial statements

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Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the six months ended June 30, 2021

	Common Stock (1)		Additional		Total	Non-
	Shares Issued		Paid-in	Retained	Controlling	Controlling	Total
	and Outstanding	Amount	Capital	Earnings	Interest	Interest	Equity

Stockholders' equity, January 1, 2020	86,499.120	$865	$27,417,595	$20,618,506	$48,036,966	$370,413	$48,407,379

Net income	–	–	–	(135,805)	(135,805)	–	(135,805)

Contributions from stockholders	8,525.130	85	4,826,992	–	4,827,077	–	4,827,077

Redemptions paid to stockholders	–	–	–	–	–	–	–

Syndication costs	–	–	–	(29,269)	(29,269)	–	(29,269)

Stockholders' equity, June 30, 2021	95,024.250	$950	$32,244,587	$20,453,432	$52,698,969	$370,413	$53,069,382

(1) 200,000 shares authorized, $0.01 par value; 95,024.250 shares issued and outstanding at June 30, 2021.

See notes to financial statements

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Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2021 and June 30, 2020

	Six Months	Six Months
	Ended	Ended
	June 30, 2021	June 30, 2020
Cash flows from operating activities
Net (loss) income	$(135,805)	$114,733
Adjustments to reconcile net (loss) income to net cash used in operating activities
Provision for bad debt and loan losses	(5,830)	(6,198)
Depreciation and amortization	98,161	95,491
Net gain on sales of real estate	(51,691)	(11,186)
Deferred mortgage origination fees amortization	(6,923)	(8,500)
Interest accrued on mortgage notes receivable	–	24,178
(Increase) decrease in assets
Accrued income	24,999	(30,636)
Accounts receivable	(105,701)	(278,105)
Prepaids and other assets	(252,044)	(170,772)
Increase in liabilities
Accounts payable and accrued expenses	52,171	35,512
Other current liabilities	96,644	–
Deferred income	67,736	–
Net cash used in operating activities	(218,283)	(235,483)

Cash flows from investing activities
Proceeds from sale of investments in real estate	499,061	18,304
Purchases of investments in real estate, at cost	(4,603,800)	(3,852,066)
Issuance of mortgage notes receivable	(4,196,308)	(3,691,134)
Principal payments received on mortgage notes receivable	3,774,011	2,132,073
Mortgage origination fees received	20,575	11,874
Payments received on operating lines of credit	248,249	–
Net cash used in investing activities	(4,258,212)	(5,380,949)

Cash flows from financing activities
Cash - overdraft	–	(76,681)
Proceeds from lines of credit	–	1,361,631
Repayments on lines of credit	–	(90,614)
Proceeds from mortgages payable	2,115,924	950,300
Repayments on mortgages payable	(25,355)	(15,082)
Proceeds from notes payable, subordinated	3,047,000	1,069,975
Repayments of notes payable, subordinated	(215,000)	(996,525)
Payment of syndication costs	(29,269)	(9,994)
Contributions from stockholders	4,827,077	1,838,863
Redemptions paid to stockholders	–	(44,625)
Net cash provided by financing activities	9,720,377	3,987,248

CHANGE IN CASH AND CASH EQUIVALENTS	5,243,882	(1,629,184)

Cash and cash equivalents, beginning of period	3,559,309	1,629,184

Cash and cash equivalents, end of period	$8,803,191	$–

See notes to financial statements

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Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021, June 30, 2020 and December 31, 2020

NOTE A - NATURE OF OPERATIONS

Iroquois Valley Farms LLC (the Operating Company), was formed in 2007 for the purpose of providing secure land access to organic farming families. Effective December 31, 2016, the Company was reorganized by its members contributing 99% of their membership interests to Iroquois Valley Farmland REIT, PBC (the Parent Company) and 1% of their membership interest in the Company to Iroquois Valley Farmland TRS, Inc. (the TRS Subsidiary), a wholly owned subsidiary of Iroquois Valley Farmland REIT, PBC.

The Company positively impacts local, sustainable and organic agriculture primarily through leasing farmland and mortgage funding with a focus on the next generation of organic farmers. The farmland purchased or financed by the Company is operated primarily by mid-size farm families that run their own sustainable farm business. Investments made by the Company are funded with new debt and / or equity. The Company operates as a self-administered and self-managed real estate investment trust (REIT), under the Internal Revenue Code.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1.  Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Iroquois Valley Farmland REIT, PBC and its wholly-owned subsidiaries, the Operating Company and the TRS Subsidiary (collectively, the Company). Current accounting standards clarify the identification of a variable interest entity ("VIE") and determine under what circumstances a VIE should be consolidated with its primary beneficiary. The Company has determined that MT Hi-Line, LLC has met the criteria of a VIE under the accounting standard related to consolidation of VIEs and that consolidated is required. MT Hi-Line, LLC is dependent on the support of the Company and was established for the purpose of managing an investment in farmland. All significant intercompany accounts and transactions are eliminated in consolidation.

2.  Balance Sheet Presentation

The operations of the Company involve a variety of real estate transactions and it is not possible to precisely measure the operating cycle of the Company. The consolidated balance sheet of the Company has been prepared on an unclassified basis in accordance with real estate industry practices.

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3. Investments in Real Estate

Investments in real estate consists of the following properties, at net book value at June 30, 2021 and December 31, 2020:

	Location		Net Book	Net Book
	(County,	Date	Value at	Value at
Property Name	State)	Acquired	6/30/2021	12/31/2020

Iroquois Valley East and West Farms	Iroquois, IL	2007 and 2008	$1,218,188	$1,232,012
Denker Farm	Livingston, IL	March 22, 2011	1,480,689	1,487,178
Pleasant Ridge Farm	Livingston, IL	May 18, 2011	493,996	497,520
Old Oak Farm	Huntington, IN	August 20, 2012	925,751	926,498
Red Oak Farm	Boone, IN	November 15, 2012	831,802	831,802
Rock Creek Farm	Will, IL	October 9, 2012	937,163	712,417
Hedge Creek Farm	Will, IL	December 28, 2012	636,005	636,005
Mary Ellen's Farm	Iroquois, IL	January 30, 2013	1,075,488	1,081,351
Mooday and Jackman Farms	Boone and Montgomery, IN	February 15, 2013	1,031,963	1,031,963
Shiawassee Farm	Shiawassee, MI	May 8, 2013	1,058,528	1,063,811
One Bottom Farm	Iroquois, IL	November 21, 2013	358,496	354,846
Sparta Woods Farm	Noble, IN	December 20, 2013	1,032,345	1,032,345
Two Roads Farm	Shelby, IL	March 11, 2014	2,298,259	2,297,335
Union Fair Farm	Knox, ME	April 2, 2014	368,109	381,174
Healing Ground Farm	Rockcastle, KY	June 17, 2014	127,001	127,001
Mystic River Farm	Monroe, WV	September 10, 2014	597,181	598,385
Brindle Farm	Allen, IN	September 19, 2014	521,023	521,501
Lakeville Farm	St. Joseph, IN	November 14, 2014	2,125,721	2,115,018
South Grove Farm	Dekalb, IL	February 12, 2015	725,581	726,383
Mackinaw Farm	Ford, IL	February 20, 2015	1,017,129	1,017,129
Saginaw Bay Farm	Tuscola, MI	April 14, 2015	1,727,969	1,734,243
Jubilee Farm	Elkhart, IN	October 28, 2015	543,634	543,634
Yoder Farm	Allen, IN	November 24, 2015	535,820	536,052
Tower Road Farm	Dekalb, IL	February 29, 2016	833,984	834,520
Bahasaba Farm	Hill, MT	April 12, 2016	225,201	225,201
Lake Wawasee Farm	Noble, IN	April 21, 2016	651,530	668,200
Tippecanoe Farm	Kosciusko, IN	August 8, 2016	853,412	812,781
Susquehanna Farm	Chenago, NY	October 12, 2016	–	520,092
Flat Rock	Seneca, OH	May 15, 2017	2,878,926	2,878,073
Creambrook	Augusta, VA	May 22, 2017	1,236,119	1,236,300
Cottonwood	Hill, MT	September 1, 2017	1,037,420	1,010,797
South Fork	Livingston, IL	October 16, 2017	2,207,402	2,187,794
Battle Creek	Dekalb, IL	November 10, 2017	1,514,303	1,517,102
White River	Daviess, IN	May 24, 2018	1,908,744	1,908,744
Hidden Pasture	Schoharie, NY	July 24, 2018	295,286	298,204
Ten Mile	Lucas, OH	November 29, 2018	326,068	326,961
MT Hi-Line	Shelby, MT	January 17, 2019	1,559,697	1,559,697
Rock Creek North	Will, IL	November 11, 2019	1,308,957	1,282,053
Money Creek	McClean, IL	December 9, 2019	1,380,452	1,380,452
Eldert	Iroquois, IL	January 13, 2020	1,387,376	1,387,376
Parish	Kankakee, IL	April 29, 2020	1,876,500	1,876,500
Rock Creek East	Will, IL	May 4, 2020	668,193	654,781
Peterson	Iroquois, IL	June 8, 2020	429,000	429,000
Rock Creek West	Will, IL	November 4, 2020	609,941	597,061
Rock Creek 30	Will, IL	November 10, 2020	248,380	243,000
Sugar Creek	Boone, IN	October 6, 2020	1,846,980	1,848,200
Scheffers	Momence, IL	March 30, 2021	900,000	–
Sugar Creek West	Boone, IN	January 6, 2021	3,375,050	–

			$51,226,760	$47,168,492

14

Investments in real estate are carried at cost, less accumulated depreciation. On a continuous basis, management assesses whether there are any indicators, including property performance and general market conditions, that the value of the investments in real estate may be impaired. To determine the estimated fair value, management utilizes independent third-party analyses for those properties owned for more than one year. At a minimum of once every three years the independent analysis is completed by a certified appraiser or licensed real estate professional. The methods employed in the valuation generally consider one or more of the following methods: the sales comparison approach (which uses the market for comparable properties), income capitalization approach (which considers income - generating potential of the property and anticipated rate of return), and the cost approach.

If indicators of impairment are present, management will estimate based on land appraised values if an impairment of the carrying cost has occurred. If the appraised value is less than the net carrying value of the property an impairment loss will be recorded. There are no impairments for the six (6) months ending June 30, 2021.

The Company's policy is to depreciate land improvements, machinery, equipment, buildings and building improvements over the estimated useful lives of the assets by use of the straight-line method, as indicated in the following table.

Land improvements, machinery and equipment	7 - 25 years
Buildings and building improvements	15 - 20 years

The cost of repairs and maintenance is charged to expense as incurred; significant improvements and betterments are capitalized. All investments in real estate are leased to tenants under operating leases.

4. Cash Equivalents

The Company maintains the majority of its cash balances with a lender which holds the mortgages on certain investments (see Note E). These cash equivalents are not restricted and can be withdrawn at any time without penalty.

5. Accrued Income, Accounts Receivable and Mortgage Interest Receivable

Accrued income consists of estimates of tenant farmer obligations due to the Company in accordance with the variable farm revenue and crop income as stated in the lease agreement. Estimates of variable farm revenues are based on a calculation of farm revenues exceeding a certain price point per acre (as defined in the individual lease agreements) and the excess being partially due to the Company. Crop income is income related to a crop share arrangement with one of the Company's farmers. Accounts receivable are uncollateralized tenant obligations due under normal trade terms. Mortgage interest receivable is mortgage interest income due to the Company. Management individually reviews all accrued income and receivables and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

The carrying amount of accrued income, accounts receivable and mortgage interest receivable are reduced by valuation allowances, if necessary, that reflect management's best estimate of recorded receivables which may be uncollectible based on specific information about tenant accounts, past loss experience, and general economic conditions. Bad debts are written off against the allowance for doubtful accounts when they are determined to be uncollectible.

6.  Syndication Costs

Syndication costs represent costs incurred in connection with the syndication of REIT stock, including in 2021 and 2020 expenses related to our SEC Regulation A offering of shares of the Company. These costs are reflected as a direct reduction of stockholders' equity. Syndication costs of $29,269 and $33,349 were incurred for the six (6) months ending June 30, 2021 and for the year ending December 31, 2020, respectively.

15

7. Revenue Recognition

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces most existing revenue recognition guidance in U.S. generally accepted accounting principles. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. Topic 606 is effective for annual reporting periods beginning on December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company adopted Topic 606 as of January 1, 2019 and has elected the modified retrospective method of adoption. The Company's revenues consist of rental income, mortgage income, and related other income which are specifically excluded from the scope of Topic 606. The Company has determined that the new guidance does not have a significant effect on reported amounts and, as a result, no adjustment to equity as of January 1, 2019 is required. Adoption of the new guidance resulted in no material changes to the Company's accounting policies for revenue recognition.

Leases

The FASB issued ASU 2016-02, Leases, (Topic 842) (ASU 2016-02), in February 2016. The Company adopted Topic 842 as of January 1, 2019 under the modified retrospective method. In connection with the adoption the Company elected to use the following practical expedients: (1) Election to not apply guidance in Topic 842 to leases that qualify as short-term leases; (2) Election not to separate non-lease components and record at the same rate as rental income (straight-line), most significantly certain tenant reimbursements of real estate tax expenses, from the associated lease components, resulting in the Company presenting all revenues associated with leases as rental income on the accompanying statements of operations. (3) Election to not reassess the lease classification for any existing leases and the initial direct costs for existing leases. As the Company's lessor leases are substantially for land the Company expects to derive the residual value of the land at the end of the lease term which is expected to be substantially the same as the current book value.

Rental income is recognized when earned as provided under the lease agreements with tenants. All leases between the Company and its tenants are classified as operating leases. Lease reimbursements represent real estate taxes and property insurance, which are billed to tenants pursuant to the terms of the lease. Lease reimbursements are recognized as earned in the same period the expenses are incurred.

Mortgage Interest Income

Mortgage and operating lines of credit interest income is recognized when due as provided under the agreements in place. Deferred origination fees are amortized to interest income ratably over the life of the related agreements

Grant Revenue

The Company has elected to account for government grants in accordance with IAS 20. Under IAS 20, government grants are recognized as income when it is probable that the Company will comply with the conditions of the grant and that the grant will be received. The Company recognizes proceeds under grant programs in a systematic basis over the period in which the Company recognizes as expenses the related costs for which the grant is intended to compensate. The Company has further elected to record the grant income separately from the related expenses.

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8. Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. The Company must meet certain requirements to be eligible, including distribution requirements and other asset and income tests. Management intends to adhere to these requirements and maintain the REIT status. As a REIT, the Company will generally not be liable for U.S. federal corporate income taxes, thus no provision is included in the accompanying consolidated financial statements. The Company has also elected taxable REIT subsidiary status for the TRS Subsidiary which allows for activities that do not qualify as rents from real property.

9. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments. The provision for credit losses is considered a significant estimate, see Note C for the Company's policies on risk rating of the mortgage, operating line of credit and lease portfolio.

10. Significant Accounting Standard Applicable In Future Years

Allowance for Loan and Lease Losses

The FASB issued ASU 2016-13, Financial Instruments - Credit Losses, (Topic 326) (ASU 2016-13), in June 2016. ASU 2016-13 will require entities to update their credit loss model to the current expected credit losses (CECL) model. This CECL model will require entities to estimate the credit losses expected over the life of an exposure (or pool of exposures). While the Company is a public business entity, the Company qualifies as a small reporting company and therefore, ASU 2016-13 is effective for the Company's December 31, 2023 financial statements and thereafter.

NOTE C - MORTGAGE NOTES AND OPERATING LINES OF CREDIT RECEIVABLE

The Company established a farmland financing policy to provide mortgages and operating lines of credit financings for organic and sustainable farmers to purchase farmland to achieve certified organic standards. The Company's financing policy requires extensive background and credit checks and that each farmland mortgage and line of credit be collateralized by farmland appraised at a minimum value of 1.33 times the value of the loan. The financing policy also limits the outstanding loans on farmland to 35% of the Company's total farmland assets (defined as investments in real estate, at cost plus mortgage notes receivable).

Mortgage notes and operating lines of credit receivables are reported at their outstanding principal balances net of any allowance for doubtful accounts and unamortized origination fees. Origination fees received are deferred and recognized as adjustments to mortgage interest income over the lives of the related mortgage notes. The outstanding mortgage notes receivable generally require monthly interest only payments for the first five years with principal and interest payments thereafter. Select mortgage notes require principal and interest payments throughout the term of the notes. Prepayments are allowed. Operating lines of credit generally require monthly interest only payments throughout the term. Mortgage notes and operating lines of credit receivable are collateralized by real estate and improvements thereon. Interest income recognized related to mortgage notes receivable totaled $440,904 and $314,677 during the six months ended June 30, 2021 and 2020, respectively. Interest income recognized related to operating lines of credit totaled $51,361 and $18,812 during the six months ended June 30, 2021 and 2020, respectively.

17

Management closely monitors the quality of the mortgage notes and operating lines of credit receivable portfolio and has established a review process designed to help grade the quality and profitability of the Company’s mortgage notes and operating lines of credit receivable portfolio. The Company utilizes an internal risk rating system to evaluate credit risk. It assigns an internal risk rating based on an assessment of each borrower’s financial condition. The credit quality grade helps management make a comparable assessment of each mortgage notes and operating lines of credit receivable’s credit risk.

Using this data, the Company evaluates liquidity, financial strength, management effectiveness, and operating efficiency and assigns one of four ratings: performing, watch, at-risk, and default. The Company establishes an allowance for loan losses to reserve against potential losses from non-performing loans. An allowance for loan loss is established when the outstanding principal balance exceeds 80% of the appraised value of the underlying collateral. A reserve for uncollectible interest receivable is established based on the assigned risk rating of the underlying loan. The following tables present the Company's mortgage notes receivable and operating lines of credit receivable and status as of June 30, 2021 and December 31, 2020:

Summary of Mortgage Notes Receivable as of June 30, 2021 and December 31, 2020

		Reserve for		Reserve for
	Outstanding	Interest	Outstanding	Interest
Rating	Balance	Interest Receivable	Balance	Interest Receivable
Type	6/30/2021	6/30/2021	12/31/2020	12/31/2020

Performing	$10,060,430	$–	$7,380,065	$–
Watch	3,050,401	4,066	5,042,361	6,580
At-risk	1,350,000	2,274	2,328,817	16,806
Default	1,466,175	25,899	815,767	2,596

Total loans	$15,927,006	$32,239	$15,567,010	$25,982
Allowance for loan losses	(92,750)		(92,750)
Net deferred origination fees	–		(64,827)

Net loans	$15,834,256		$15,409,433

Interest rate range	4.75 - 7.00%		4.75 - 7.00%
Maturity date range	2021 - 2050		2021 - 2050

Summary of Operating Lines of Credit as of June 30, 2021 and December 31, 2020

		Reserve for		Reserve for
	Outstanding	Interest	Outstanding	Interest
Rating	Balance	Interest Receivable	Balance	Interest Receivable
Type	6/30/2021	6/30/2021	12/31/2020	12/31/2020

Performing	$279,738	$–	$725,161	$–
Watch	799,938	–	652,278	–
At-risk	66,221	–	36,051	–
Default	431,601	–	428,435	–

Total loans	$1,577,498	$–	$1,841,925	$–
Allowance for loan losses	(15,584)		(31,762)
Net deferred origination fees	–		–

Net loans	$1,561,914		$1,810,163

Interest rate range	5.50 - 7.00%		5.50 - 7.00%
Maturity date range	2021 - 2023		2021 - 2023

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NOTE D - REVOLVING LINES OF CREDIT

The Company has a $1,000,000 line of credit with a lender which expires on January 15, 2022. There was no outstanding balance on the line as of June 30, 2021 and December 31, 2020. Interest is payable monthly at the bank's prime rate (4.75% and 4.50% at June 30, 2021 and December 31, 2020, respectively, as defined in the agreement) reduced by an applicable margin (0.50%). The line is collateralized by the Lakeville Farm. The Company is subject to certain restrictive covenants.

During 2019, the Company entered into a $2,500,000 line of credit with a lender that is interest only through May 1, 2024 and interest and principal through maturity on May 1, 2049. There were no outstanding borrowings at June 30, 2021 and December 31, 2020 on the line of credit. Interest is payable annually at the bank's adjusted one-month LIBOR (0.10% and 0.14% at June 30, 2021 and December 31, 2020, respectively) base rate plus an applicable margin (2.50%). The line is collateralized by real estate in the IL counties of Iroquois and Shelby. The Company is subject to certain restrictive covenants.

During 2020, the Company entered into a $1,000,000 line of credit with a lender who services certain mortgages payable (see Note E) which expires on November 10, 2023. There were no outstanding borrowings as of June 30, 2021 and December 31, 2020. Interest is payable monthly at the bank's adjusted one-month LIBOR (0.14% at December 31, 2020) base rate plus an applicable margin (2.10%), with a floor of 3.10%. The line is collateralized by the Tower Road Farm. The Company is subject to certain restrictive covenants.

Aggregate interest expensed during the six (6) months ending June 30, 2021 and the year ended December 31, 2020 was approximately $0 and $24,900, respectively related to the lines of credit.

NOTE E - MORTGAGES PAYABLE

Mortgages payable at June 30, 2021 and December 31, 2020 consists of the following:

	30-Jun-21	31-Dec-20

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.15% through November 1, 2017, with a final maturity in November 2047. After November 1, 2017, the mortgage requires principal and interest payments in semi-annual payments through maturity. The note is collateralized by the Flat Rock farm.	$1,293,868	$1,309,429

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.05% through April 30, 2021, with a final maturity in November 2050. Beginning May 1, 2021, the mortgage requires principal and interest payments in semi-annual payments of $24,287 through maturity. The note is collateralized by the Parish farm.	940,505	950,300

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.00% through July 31, 2021, with a final maturity in February 2051. Beginning August 1, 2021, the mortgage requires principal and interest payments in semi-annual payments of $8,380 through maturity. The note is collateralized by the Rock Creek East farm.	330,000	330,000

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.00% through September 30, 2021, with a final maturity in April 2051. Beginning October 1, 2021, the mortgage requires principal and interest payments in semi-annual payments of $23,464 through maturity. The note is collateralized by the Sugar Creek farm.	924,000	924,000

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.00% through January 1, 2026, with a final maturity in June 2051. Beginning December 1, 2021, the mortgage requires principal and interest payments in semi-annual payments of $42,819 through maturity. The note is collateralized by the Sugar Creek West farm.	1,686,225	–

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.00% through March 31, 2026, with a final maturity in October 2051. Beginning October 1, 2021, the mortgage requires principal and interest payments in semi-annual payments of $10,912 through maturity. The note is collateralized by the Scheffers farm.	429,700	–

	$5,604,298	$3,513,729

19

Certain mortgages payable agreements include interest rate adjustment periods after the fixed rate periods expire, as described above. Aggregate interest expensed during the six (6) months ended June 30, 2021 and the year ended December 31, 2020 was approximately $85,309 and $68,300, respectively, related to the mortgages payable. Accrued interest at June 30, 2021 and December 31, 2020 was $35,372 and $24,956, respectively, related to the mortgages payable.

Future debt maturities as of December 31, 2020 for the years ending December 31 are as follows:

2021	$64,409
2022	78,203
2023	80,550
2024	82,966
2025	85,455
Thereafter	3,122,146

$3,513,729

NOTE F - NOTES PAYABLE, UNSECURED-RELATED PARTY TRANSACTIONS

The Company has borrowed through issuances of unsecured notes payable to finance the Company’s farmland investments. The debt consists of individual promissory notes issued across multiple series and term notes.

Beginning February 7, 2017, the Company issued an offering of promissory notes titled “Soil Restoration Notes” at a maximum offering of $5,000,000. That offering was replaced with a similar offering of Soil Restoration Notes on June 15, 2018. On December 12, 2019, the offering of 2018 Soil Restoration Notes was closed at a final subscription amount of $6,100,000. Beginning March 1, 2020, the Company issued an offering of Soil Restoration Notes at a maximum offering of $10,000,000. All 2017 Soil Restoration Notes matured on July 15, 2020 and noteholders were allowed to rollover their balances to a 2020 Soil Restoration Note. Soil Restoration Notes totaling $2,295,000 were transferred to new 2020 Soil Restoration Notes. Additional Soil Restoration Notes advanced during the six (6) months ended June 30, 2021 and the year ending December 31, 2020 aggregated $3,282,000 and $2,105,000, respectively. In accordance with the Soil Restoration Notes, the Company also funds an organic transition pool to support the tenants and farmers during the organic transition period by primarily providing financial assistance to projects geared toward improving soil quality. See Note L for a description of a grant received which has reduced the costs associated with issuing these Soil Restoration Notes. Soil Restoration Notes totaling $13,782,000 and $10,500,000 were outstanding as of June 30, 2021 and December 31, 2020, respectively. Soil Restoration Notes are issued as individual promissory notes which bear interest between 0.00% and 2.50%, payable semiannually on January 15 and July 15th. Principal is due in full at maturity, which ranges between 2021 and 2026. Soil Restoration Notes are uncollateralized.

Other promissory notes and term notes, totaling $5,530,000 and $5,980,000 as of June 30, 2021 and December 31, 2020, respectively, have interest due semi-annually, ranging from 1.00% to 3.50% with principal due in full at maturity. The notes have various original maturity dates from 2021 through 2026. One series includes an automatic renewal for one year upon maturity date, unless the notes are terminated by either the Company or payee. The notes are uncollateralized.

Aggregate interest expensed during the six (6) months ended June 30, 2021 and the year ended December 31, 2020 was approximately and $234,166 and $349,200, respectively, related to the notes payable. Accrued interest at June 30, 2021 and December 31, 2020 totaled and $188,189 and $162,548, respectively, related to the notes payable.

Future original maturities of the aggregate notes payable as of December 31, 2020 are as follows:

2021	$850,000
2022	935,000
2023	7,060,000
2024	916,667
2025	5,316,667
Thereafter	1,401,666

$16,480,000

20

NOTE G - NOTE PAYABLE, PAYCHECK PROTECTION PROGRAM

On April 23, 2020, the Company entered into a $103,528 U.S. Small Business Administration ("SBA") Paycheck Protection Program note payable. The note payable incurs interest at a fixed rate of 1.00% and is set to mature on April 23, 2022. The note is unsecured and was eligible for forgiveness subject to the provisions of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). However, we were informed by the SBA that businesses that are primarily engaged in owning or purchasing real estate and leasing it for any purpose are not eligible for forgiveness of the loan. Therefore, principal and interest payments will be made in equal installments after a 10 month deferral period, as defined in the CARES Act. Principal payments of approximately $77,500 and $26,000 are due for the years ending December 31, 2021 and 2022, respectively.

NOTE H - RENTAL INCOME

The Company leases its real estate to farm operators generally under five year initial terms. The leases automatically renew for two year terms following the initial term and any subsequent renewals. The leases are structured as variable cash, fixed cash or crop-share operating lease agreements. Variable cash lease agreements include minimum base rent plus a variable component, if applicable, based on total farm revenues. All leases require the farm tenant to maintain federal crop insurance on insurable crops for the duration of the lease. Rental income consists of fixed lease payments of $718,160 and $1,360,471, variable lease payments of $0 and $50,000, and lease reimbursements of $52,896 and $158,128 for the six (6) months ended June 30, 2021 and the year ended December 31, 2020, respectively. The Company manages risk associated with the residual value of its leased assets by leasing primarily land to lessees which management believes will maintain the residual value consistent with the current book value.

Future minimum base rentals on noncancelable operating leases for the years ending December 31 are as follows:

2021	$1,395,009
2022	950,969
2023	425,714
2024	387,954
2025	387,954
Thereafter	488,685

$4,036,285

NOTE I - STOCK OPTIONS

The Company has granted incentive options to purchase stock to certain officers of the Company. The agreements allow the option holders to purchase stock of the Company at a stated price during a specified period of time (generally 10 - 15 years). Option awards are generally granted with an exercise price equal to the fair market value of the stock at the date of grant. Options generally vest over three years.

The Company has granted options to certain staff members and consultants. In the six (6) months ended June 30, 2021, 906 options were exercised or granted. In 2020, 75 options were exercised at $568 per share and none were granted.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model. An expected volatility factor was based on comparable farmland values and public companies and was used in computing the option-based compensation during prior years. The annual rate of dividends is expressed as a dividend yield which is a constant percentage of the share price. The expected life of an option represents the period of time that an option is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the 10-year U.S. Treasury note in effect at the time of grant (expected lives are 10 - 15 years).

21

There was no option-based compensation expense recognized in the statements of operations for the six (6) months ended June 30, 2021 and the year ended December 31, 2020.

The fair value of each option granted during previous years was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected life	10 - 15 years
Risk-free interest rate	1.78% - 3.47%
Expected dividends	0.00%
Volatility	10% - 29%

Option activity for the six (6) months ended June 30, 2021 is as follows:

			Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

January 1, 2021	1,794	$542.97	7 years
Granted	–	–	N/A
Exercised	(906)
Cancelled/forfeited	–

June 30, 2021	888	$550.09	6 years

Exercisable at June 30, 2021	888		6 years

There were no options vested during the six months ended June 30, 2021.

Option activity for the year ended December 31, 2020 is as follows:

			Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

January 1, 2020	1,869	$543.80	8 years
Granted	–	–	N/A
Exercised	(75)
Cancelled/forfeited	–

December 31, 2020	1,794	$542.97	7 years

Exercisable at December 31, 2020	1,794		7 years

There were no options vested during the year ended December 31, 2020.

22

NOTE J - CONCENTRATIONS OF RISK AND UNCERTAINTIES

1.   Uninsured Cash

The Company maintains its cash balances at financial institutions located in the United States. The Company maintains the majority of its cash balances with its lender (see Note B-4), which is not a federally insured institution. The Company has $6,009,138 of uninsured cash at June 30, 2021, as well as $2,794,053 of cash held at an institution whose balances are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits.

2.   Real Estate Concentration

The Company's investments in real estate, at cost, are significantly concentrated within holdings of agriculture within the United States (see Note B-3). The general health of that industry could have a significant impact on the fair value of investments held by the Company.

3.   COVID -19

The direct and indirect impacts of the current COVID-19 outbreak on the Company’s investments in real estate, borrowers, operations, and financing arrangements are currently unknown, as is the duration and severity of any impacts that the Company may experience. The Company has not experienced significant payment delays for leases and loans. While the Company's results of operations, cash flows and financial condition have not been significantly impacted through June 30, 2021, the Company continues to monitor the aging of its receivables, cash collections from tenants, and occupancy rates. Due to the uncertainty, the extent of any future impact cannot be reasonably estimated at this time.

NOTE K - OPERATING LEASE OBLIGATIONS

The Company leases office space under the terms of an operating lease that expires September 2021. Monthly payments under the leases aggregate $1,575. Total rent expense was $11,880 and $28,620, respectively, for the six (6) months ended June 30, 2021 and the year ended December 31, 2020.

As of June 30, 2021, future minimum lease payments required under the operating lease are as follows:

2021	$4,725

$4,725

NOTE L - CONSERVATION INNOVATION GRANTS - GAIN CONTINGENCY

In the fall of 2016, the Company was awarded a Conservation Innovation Grant from the National Resources Conservation Service, a division of the United States Department of Agriculture. The grant became effective on December 2, 2016 and expired on September 30, 2020 as defined in the agreement. In 2019, the Company was awarded an additional grant for the CIG that expires on September 30, 2022. Under the terms of the grants, the Company receives reimbursement for certain expenses associated with the Soil Restoration Notes offerings that were issued (see Note F), developing additional innovative note products, and other qualified expenses. The payments under the grants during the six (6) months ended June 30, 2021 and the year ended December 31, 2020 were approximately $71,000 and $260,000, respectively, and have been included as grant revenue in the accompanying statements of income. Given the contingent nature of the grants the Company has not recorded the full grant amounts as an asset related to future reimbursement payments. The Company has recorded a receivable from the grants totaling $98,939 and $66,549 for the six (6) months ended June 30, 2021 and the year ended December 31, 2020, respectively, which is included in prepaids and other assets in the accompanying financial statements.

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NOTE M - SETTLEMENT

We have recognized $76,000 of income from a settlement with the Village of Peotone IL over the sale of approximately 2.5 acres of our Rock Creek south property. Once the settlement agreement is finalized later this year we expect to recognize an additional $76,000 of income.

NOTE N - SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 24, 2021, the date that these financial statements were available to be issued. Management has determined that no events or transactions, other than as described below, have occurred subsequent to the balance sheet date that require disclosure in the financial statements.

During August 2021, the Company purchased 230 acres of farmland in Calloway County KY for approximately $1,540,000.

Between June 30, 2021 and September 24, 2021, the Company issued $3,365,356 of mortgage loans and $85,000 of operating lines of credit.

Between June 30, 2021 and September 24, 2021, the Company issued approximately $1,454,713 of REIT stock.

On September 16 the Company received a $152,000 settlement payment from the Village of Peotone related to the sale of a portion of its Rock Creek South property.

On September 22, 2021, the Company amended its Certificate of Incorporation with the state of Delaware to increase the Company’s authorized common stock from 200,000 to 1,000,000.

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EXHIBITS

2.1*	Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2(a) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
2.2*	Bylaws of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2(b) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
2.3**	Certificate of Amendment to the Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC.
3.1*	Stock Redemption Program (incorporated by reference to Exhibit 3(a) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
3.2*	Form Soil Restoration Note (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 1-K filed May 22, 2020)
3.3*	Dividend Reinvestment Plan (incorporated by reference to Exhibit 3.1 to the Company’s Semi-Annual Report filed September 28, 2020)
4.1*	Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A POS filed May 3, 2021)
6.1*	Stock Option Agreement – David Miller (incorporated by reference to Exhibit 6(ii) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.2*	Stock Option Agreement – John Steven Bianucci (incorporated by reference to Exhibit 6(iv) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.3*	Stock Option Agreement – John Steven Bianucci (incorporated by reference to Exhibit 6(v) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.4*	Stock Option Agreement – John Steven Bianucci (incorporated by reference to Exhibit 6(vi) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.5*	Agreement for Certified B Corporations and Iroquois Valley's Public B-Lab Profile (incorporated by reference to Exhibit 6(xiv) to the Company’s Offering Statement on Form 1-A/A filed July 10, 2020)
6.6*	Promissory Note for Line of Credit – Compeer Financial (incorporated by reference to Exhibit 6(vi) to the Company’s Annual Report on Form 1-K filed April 30, 2021)
6.7*	Promissory Note for Line of Credit – RSF Social Finance (incorporated by reference to Exhibit 6(vii) to the Company’s Annual Report on Form 1-K filed April 30, 2021)
6.8*	Promissory Note for Line of Credit – First Midwest Bank (incorporated by reference to Exhibit 6(viii) to the Company’s Annual Report on Form 1-K filed April 30, 2021)
11.1*	Consent of Plante & Moran, PLLC (incorporated by reference to Exhibit 11.1 to the Company’s Offering Statement on Form 1-A POS filed May 3, 2021)
11.2*	Consent of Gundzik Gundzik Heeger LLP ((incorporated by reference to Exhibit 12.1 to the Company’s Offering Statement on Form 1-A POS filed May 3, 2021))

* Filed previously

**Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Iroquois Valley Farmland REIT, PBC

By /s/ Tera Johnson, Chief Executive Officer

Date: September 28, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By /s/ Tera Johnson, Chief Executive Officer

Date: September 28, 2021

By /s/ Mark Schindel, Chief Financial & Investment Officer

Date: September 28, 2021

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